

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

September 10, 2009

Via U.S. Mail and Fax (330-674-0380)
Mr. David C. Skinner, Sr.
Chief Executive Officer and Director
Amish Naturals, Inc.
6399 State Road 83
Holmesville, OH 44633

      Re: **Amish Naturals, Inc.**
              Form 10-K for the Fiscal Year Ended September 28, 2008
              Filed February 13, 2009
              Form 10-Q for the Fiscal Quarter Ended December 28, 2008
              Filed February 19, 2009
              File No. 000-50662

Dear Mr. Skinner:

        We have reviewed your response letter and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended September 28, 2008

Consolidated Statement of Shareholders' Equity, F-4

1.   We have considered your response to our prior comment 2 in our letter of April 8, 2009. Please tell us how you determined the total value of $219,066 for the 822,819 shares of common stock issued in debt conversion in the fiscal year 2008 and tell us how you accounted for the difference between the $219,066 value and the $600,000 principal converted.

Item 9A. Controls and Procedures

2.   We have considered your response to our prior comment 7 in our letter of April 8,
        2009 and noted you concluded your disclosure controls and procedures were
        effective as of September 28, 2008. We reissue our comment to help us
        understand how you have considered management's failure to perform or
        complete its report on internal control over financial reporting impacts your
        conclusions regarding the effectiveness of your disclosure controls and
        procedures as of September 28, 2008. We refer you to the definition of disclosure
        controls and procedures provided in Rule 13a-15(e).

Response Letter Filed June 12, 2009

3.   In the response to our prior comment 3c in our letter of April 8, 2009 you state
        "the embedded conversion features and warrants have no remedy related to our
        not having sufficient common shares authorized is limited to a default on the
        convertible notes. As the [convertible] notes are already classified as in default,
        there is no other obligation." To help us understand your conclusion, please tell
        us how the default status of the notes impacts the holders' ability to exercise the
        warrants.

4.   We note your response and analysis of the convertible notes, warrants and
        conversion feature filed on July 16, 2009. The terms of the convertible notes
        remains unclear. Your disclosures in your Form 10-K indicate the conversion
        rate of the notes adjust from time to time. To further our understanding, please
        provide us with the specific terms of the conversion option. Specifically, but not
        limited to, tell us how the conversion rate is determined and identify any other
        events that impact or change the conversion rate. For example, tell us how the
        conversion rate is impacted by the financial milestones and your ability to meet or
        fail to meet these milestones at specific dates. In your response, please identify
        any other parameters that will impact the conversion rate of the notes outstanding.

5.   We understand the convertible notes are in currently in default as you were
        unable to meet certain financial milestones. Tell us how the default status of the
        notes impacts the conversion rate and the exercise price of the related warrants
        issued along with the notes.

6.   Similar to above, it appears the exercise price of the warrants issued in connection
        with the issuance of the convertible notes adjusts upon certain events. Please tell
        us how the exercise price of the warrants outstanding adjusts and identify the
        events or situations in which the exercise price will be impacted. For example,
        tell us how the exercise price of the warrants is impacted by your ability to meet
        or fail to meet the financial milestones of the convertible notes. In your response,

please identify any other parameters that will impact the exercise price of the warrants outstanding.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Suying Li at (202) 551-3335, or Shannon Buskirk at (202) 551-3717 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3461 with any other questions.

Sincerely,

Chris White
Branch Chief